UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Exact name of Registrant as specified in its charter)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Effective March 29, 2022, the existing $75 million supplemental liquidity facility that SL Globetrotter, L.P., and Global Blue Holding L.P. made available to Global Blue Group Holding AG (the “Company” or “Global Blue” or “Global Blue Group”) on the terms and conditions of a loan agreement dated September 30, 2020, as amended (the “Agreement”), was further amended (the “Amended Agreement”) pursuant to a Letter Amendment to the Agreement (the “Amendment”). The Amendment provides for an extension to the availability period for the facility under the Amended Agreement to July 8, 2022.

The proceeds of the liquidity facility are intended to fund the working capital needs of the Global Blue Group. Given the ongoing relaxation of COVID-19 related sanitary restrictions and consequential increase in travel and international shopping in many countries, Global Blue expects it will draw down on some or all of the liquidity facility within the coming months.

A copy of the Amendment is furnished herewith as Exhibit 4.1 and incorporated herein by reference. The above description of the Amendment is qualified in its entirety by reference to such exhibit.

This report on Form 6-K and the exhibit hereto shall be deemed to be incorporated by reference in the registration statements on Form F-3 (No. 333-259200) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2022

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
4.1
Letter Amendment, effective March 29, 2022, to Loan Agreement dated September 30, 2020 between Global Blue Group Holding AG, as borrower, and SL Globetrotter, L.P. and Global Blue Holding L.P., as lenders.

Exhibit 4.1

Letter Amendment, effective March 29, 2022, to Loan Agreement dated September 30, 2020 between Global Blue Group Holding AG, as borrower, and SL Globetrotter, L.P. and Global Blue Holding L.P., as lenders.

PRIVATE AND CONFIDENTIAL

29th March 2022

From: Global Blue Group Holding AG (the Borrower)

To: SL Globetrotter, L.P.
and
Global Blue Holding L.P.
(together, the Lenders)

Dear Sirs

Project Globetrotter - Liquidity Loan Amendment Letter

1.Introduction

1.1    Reference is made to the loan agreement originally dated 30 September 2020 (as amended and restated on 22 November 2021) between Global Blue Group Holding AG as borrower and the Lenders (the Loan Agreement).

1.2     Unless otherwise defined herein, terms defined in the Loan Agreement shall have the same meaning when used in this letter. In addition:

Effective Date means the date on which this letter is countersigned by SL Globetrotter, L.P..

1.3     The Borrower and SL Globetrotter, L.P. (in its capacity as a Lender constituting the Majority Lenders) are entering into this letter to amend the Loan Agreement in accordance with Clause 12 (Amendments) of the Loan Agreement.

2.Amendment Request

2.1     The Borrower hereby requests the consent of the Lenders to delete the definition of “Availability Period” in its entirety and replace it with the following:

“Availability Period means the period from (but excluding) the Closing Date until (and including) 8 July 2022.”,

(the Proposed Amendment).

3.     Consent

3.1     Pursuant to Clause 12 (Amendments) of the Loan Agreement, the Borrower hereby requests that SL Globetrotter, L.P. (in its capacity as a Lender constituting the Majority Lenders), countersigns this letter and returns it to the Company thereby confirming:

(a) each Lender’s irrevocable and unconditional consent to, and approval of, the Proposed Amendment; and

(b) each Lender’s acknowledgement and confirmation that the Proposed Amendment shall take effect on the Effective Date.

4.     Reservation of Rights

Except as varied by the terms of this letter, the Loan Agreement will remain in full force and effect and, from the Effective Date, any reference in the Loan Agreement or to any provision of the Loan Agreement will be construed as a reference to the Loan Agreement or that provision, as amended by this letter.

5.     Miscellaneous

5.1     This letter may be executed in any number of copies which taken together shall constitute the same agreement.

5.2     Any person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit or any of its terms.

5.3     The provisions of Clause 18 (Governing Law) of the Loan Agreement shall apply to this letter mutatis mutandis.

Yours faithfully

………………………………..
GLOBAL BLUE GROUP HOLDING AG

By:

Name:

Title:

ACCEPTED AND AGREED:

SL GLOBETROTTER, L.P.
in its capacity as a Lender constituting the Majority Lenders

By: SL Globetrotter GP, Ltd., its general partner

By: ________________________
Name:
Title: Director